UNITED STATES
SECURITES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 13G

Under the Securities Exchange Act of 1934
(Amendment No.          15      )

SEVERN BANCORP, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

81811M100
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

1	NAMES OF REPORTING PERSONS
Alan J. Hyatt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒* * This Reporting Person is part of a “Control Group” as previously determined by the former Office of Thrift Supervision but does not affirm the existence of such a group.
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
334,662 [1] [2] [3] 5 6

	6	SHARED VOTING POWER
2,411,134 [3] 4 8

	7	SOLE DISPOSITIVE POWER
177,269 1 5

	8	SHARED DISPOSITIVE POWER
2,411,134 3 4 8

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,745,796

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
None

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
21.4% [8]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Includes 129,269 shares owned by Alan J. Hyatt.
2 Includes 145,143 shares allocated to Mr. Hyatt as a participant in the Company’s Employee Stock Ownership Plan (“ESOP”), with respect to which Mr. Hyatt can direct the voting of such shares.
3 Includes 47,380 shares held by the ESOP, for which Mr. Hyatt is a co-trustee, which were not allocated to the accounts of participants as of December 31, 2019.
4 Includes 1,376,564 shares jointly owned by Mr. Hyatt and his wife.
5 Includes 48,000 issuable upon exercise of options exercisable within 60 days of December 31, 2019.
6 Includes 12,250 shares held by a company of which Mr. Hyatt is a general partner.
7 Based on 12,810,926 shares outstanding as of December 31, 2019 and 48,000 shares that would be outstanding upon    exercise of options.
8 Includes 987,190 shares held in the Estate of Frances G. Hyatt for which Mr. Hyatt is co-personal representative.

1	NAMES OF REPORTING PERSONS
Sharon G. Hyatt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒* * This Reporting Person is part of a “Control Group” as previously determined by the former Office of Thrift Supervision but does not affirm the existence of such a group.
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,738

	6	SHARED VOTING POWER
1,376,564 [1]

	7	SOLE DISPOSITIVE POWER
7,738

	8	SHARED DISPOSITIVE POWER
1,376,564 [1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,384,302

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
None

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.8% [2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Includes 1,376,564 shares jointly owned by Ms. Hyatt and her husband.
2 Based on 12,810,926 shares outstanding as of December 31, 2019.

1	NAMES OF REPORTING PERSONS
Estate of Frances G. Hyatt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒* * This Reporting Person is part of a “Control Group” as previously determined by the former Office of Thrift Supervision but does not affirm the existence of such a group.
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
987,190

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
987,190

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
987,190

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
None

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.7% [1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
00

1 Based on 12,810,926 shares outstanding as of December 31, 2019.

1	NAMES OF REPORTING PERSONS
Jo Ann Hyatt Modlin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒* * This Reporting Person is part of a “Control Group” as previously determined by the former Office of Thrift Supervision but does not affirm the existence of such a group.
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,217 [1]

	6	SHARED VOTING POWER
1,077,904 2 3

	7	SOLE DISPOSITIVE POWER
1,217 [1]

	8	SHARED DISPOSITIVE POWER
1,077,904 2 3

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,079,121

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
None

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.4% [4]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

 1 Shares allocated to Ms. Modlin as a participant in the company’s Employee Stock Ownership Plan.
 2 Includes 987,190 shares held in the Estate of Frances G. Hyatt for which Ms. Modlin is co-personal representative.
 3 Includes 90,714 shares jointly owned by Ms. Modlin and her husband.
 4 Based on 12,810,926 shares outstanding as of December 31, 2019.

Item 1.	(a)	Severn Bancorp, Inc.
	(b)	200 Westgate Circle, Suite 200, Annapolis, Maryland 21401

Item 2.	(a)	Alan J. Hyatt and Sharon G.Hyatt. The Hyatts are husband and wife.
	(b)	200 Westgate Circle, Suite 200, Annapolis, Maryland 21401
	(c)	United States of America
	(d)	Common Stock
	(e)	81811M100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

Item 4.	Ownership

By Alan J. Hyatt (a) 2,745,796 (b) 21.4% (c) (i) 334,662 (ii) 2,411,134 (iii) 177,269 (iv) 2,411,134 For more information, see the responses to 5, 6, 7, 8, 9, and 11 on page 2.	By Sharon G. Hyatt (a) 1,384,302 (b) 10.8% (c) (i) 7,738 (ii) 1,376,564 (iii) 7,738 (iv) 1,376,564 For more information, see the responses to 5, 6, 7, 8, 9, and 11 on page 3.

By Estate of Frances G. Hyatt (a) 987,190 (b) 7.7% (c) (i) 0 (ii) 987,190 (iii) 0 (iv) 987,190 For more information, see the responses to 5, 6, 7, 8, 9, and 11 on page 4.	By Jo Ann Hyatt Modlin (a) 1,079,121 (b) 8.4% (c) (i) 1,217 (ii) 1,077,904 (iii) 12,217 (iv) 1,077,904 For more information, see the responses to 5, 6, 7, 8, 9, and 11 on page 5.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary, Which Acquired the Security Being Reported on By the Parent Holding company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2020
Date

/s/ Alan J. Hyatt
Alan J. Hyatt

/s/ Sharon G. Hyatt
Sharon G. Hyatt

/s/ Jo Ann Hyatt Modlin
Jo Ann Hyatt Modlin

/s/ Estate of Frances G. Hyatt
Estate of Frances G. Hyatt

Exhibit A

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Severn Bancorp, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G.

This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a "group" consisting of one or more of such persons pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules thereunder.

Dated:	February 14, 2020	/s/ Alan J. Hyatt
Alan J. Hyatt

/s/ Sharon G. Hyatt
Sharon G. Hyatt

/s/ Jo Ann Hyatt Modlin
Jo Ann Hyatt Modlin

/s/ Estate of Frances G. Hyatt
Estate of Frances G. Hyatt